UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ozon Holdings PLC

(Name of Issuer)

Ordinary Shares, nominal value $0.001 per share

American Depositary Shares, each of which represents one Ordinary Shares, nominal value $0.001 per share

(Title of Class of Securities)

69269L104**

(CUSIP Number)

Baring Vostok Fund V Nominees Limited

Ms. Gillian Newton,

1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL, Channel Islands

+44 1481 713 843

with a copy to:

James C. Scoville, Esq.

Debevoise & Plimpton LLP

65 Gresham Street

London EC2V 7NQ

United Kingdom

+ 4420 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

**	The CUSIP number applies to the American Depositary Shares. No CUSIP number has been assigned to the Ordinary Shares.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69269L104
1.	NAMES OF REPORTING PERSON Baring Vostok Fund V Nominees Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 36,929,689
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,929,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,929,689
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares (“ADSs”)) and 2 Class A shares outstanding as of March 31, 2022, as disclosed in the Company’s Annual Report on Form 20-F filed on May 2, 2022.

CUSIP No. 69269L104
1.	NAMES OF REPORTING PERSON BV Special Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 188,333
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 188,333
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares (“ADSs”)) and 2 Class A    shares outstanding as of March 31, 2022, as disclosed in the Company’s Annual Report on Form 20-F filed on May 2, 2022.

CUSIP No. 69269L104
1.	NAMES OF REPORTING PERSON Baring Vostok Ozon L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,712,750
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,712,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,712,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.19% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares (“ADSs”)) and 2 Class A shares outstanding as of March 31, 2022, as disclosed in the Company’s Annual Report on Form 20-F filed on May 2, 2022.

CUSIP No. 69269L104
1.	NAMES OF REPORTING PERSON Baring Vostok Ozon (GP) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,712,750
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,712,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,712,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.19% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares (“ADSs”)) and 2 Class A shares outstanding as of March 31, 2022, as disclosed in the Company’s Annual Report on Form 20-F filed on May 2, 2022.

CUSIP No. 69269L104
1.	NAMES OF REPORTING PERSON Baring Vostok Ozon Managers Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,712,750
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,712,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,712,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.19% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares (“ADSs”)) and 2 Class A shares outstanding as of March 31, 2022, as disclosed in the Company’s Annual Report on Form 20-F filed on May 2, 2022.

CUSIP No. 69269L104
1.	NAMES OF REPORTING PERSON Baring Vostok Fund V Managers Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 36,929,689
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,929,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,929,689
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares (“ADSs”)) and 2 Class A shares outstanding as of March 31, 2022, as disclosed in the Company’s Annual Report on Form 20-F filed on May 2, 2022.

CONTINUATION PAGES TO SCHEDULE 13D

Explanatory Note:

This Amendment No. 2 (“Amendment No. 2”) amends and restates in its entirety the Schedule 13D of Ozon Holdings PLC (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2020 by Baring Vostok Fund V Nominees Limited, Baring Vostok Fund V Managers Limited, Baring Vostok Ozon LP, Baring Vostok Ozon (GP) L.P., Baring Vostok Ozon Managers Limited and BV Special Investments Limited (as amended, the “Schedule 13D”), as subsequently amended. This Amendment No. 2 reflects certain transactions entered into by the Reporting Persons since Amendment No. 1 to the Schedule 13D filed on May 28, 2021 which did not require an amendment to such Schedule 13D and changes to the number of issued Ordinary Shares (as defined below) of the Issuer (as defined below) as reflected in the Issuer’s Annual Report on Form 20-F filed on May 2, 2022.

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to Ordinary Shares, nominal value $0.001 per shares (“Ordinary Shares”), of Ozon Holdings PLC (the “Issuer”). The Ordinary Shares beneficially owned by the Reporting Persons (as defined below) are held in the form of Ordinary Shares or American Depositary Shares (“ADSs”), with each ADS representing one Ordinary Share. The Issuer’s principal executive offices are located at Arch. Makariou III, 2-4, Capital Center, 9th floor, 1065, Nicosia, Cyprus (+357 22 360 000).

ITEM 2.	IDENTITY AND BACKGROUND

(a)—(c)

This Schedule 13D is filed jointly on behalf of:

•	Baring Vostok Fund V Nominees Limited (“BVFVNL”)

•	BV Special Investments Limited (“BVSIL”)

•	Baring Vostok Ozon L.P. (“Ozon LP”)

•	Baring Vostok Ozon (GP) L.P. (the general partner to Ozon LP) (“Ozon GP”)

•	Baring Vostok Ozon Managers Limited (“BVOML”, the general partner to Ozon GP)

•

Baring Vostok Fund V Managers Limited (“BVFVML”, the general partner to (i) Baring Vostok Fund V (GP) L.P. (“Fund V GP”), which in turn is the general partner to Baring Vostok Private Equity Fund V, L.P. (“Fund V Main”), Baring Vostok Fund V Co-Investment L.P. 1 (“Fund V Co-invest 1”), Baring Vostok Fund V Co-Investment L.P. 2 (“Fund V Co-invest 2” and together with Fund V Main and Fund V Co-invest 1, “BVPEFV”)) and (ii) Baring Vostok Fund V Supplemental Fund (GP) L.P. (Fund V Supp GP”), which in turn is the general partner to Baring Vostok Fund V Supplemental Fund, L.P. (“Supp Fund” and together with BVPEFV, the “Fund V Funds”))

(collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 3, 2022, a copy of which is attached hereto as Exhibit 99.1.

The address for BVFVNL and BVFVML is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL. The address for Ozon LP, Ozon GP, BVOML and BVSIL is 1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands.

The business of the Reporting Persons is private equity investing.

The Reporting Persons are incorporated, established and/or organised under the laws of Guernsey, the Channel Islands.

(d) and (e)

During the past five years, none of the Reporting Persons (or to the knowledge of the Reporting Persons, any of the persons listed in Schedule A and Schedule B hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Guernsey, Channel Islands.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of BVFVNL, BVSIL, BVOML and BVFVML, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ozon LP

On September 30, 2016, Ozon LP acquired 1,105,018 ordinary shares of $0.025 each of the Issuer from Chouet Nominees Limited (“CNL”). CNL was a nominee entity holding such ordinary shares on behalf of the limited partnerships comprising Baring Vostok Private Equity Fund II. Ozon LP funded this purchase from CNL with funds provided by limited partner investors of Ozon LP pursuant to its limited partnership agreement pursuant to which such limited partnership was established.

On September 5, 2017, Ozon LP acquired (i) 9,750, (ii) 2,130 and (iii) 343 ordinary shares of $0.025 each of the Issuer from three third party selling shareholder individuals. Following such acquisitions, Ozon LP became the holder of 1,117,241 ordinary shares of the Issuer of $0.025 each. Ozon LP funded these purchases from the sellers with funds provided by limited partner investors of Ozon LP pursuant to its limited partnership agreement pursuant to which such limited partnership was established.

On September 6, 2017, Ozon LP acquired (i) 2,074, (ii) 666 and (iii) 1,181 ordinary shares of $0.025 each of the Issuer from three third party selling shareholder individuals. Following such acquisitions, Ozon LP became the holder of 1,121,162 ordinary shares of the Issuer of $0.025 each. Ozon LP funded these purchases from the sellers with funds provided by limited partner investors of Ozon LP pursuant to its limited partnership agreement pursuant to which such limited partnership was established.

On October 25, 2017, Ozon LP acquired 23,928 ordinary shares of $0.025 each of the Issuer from a third party selling shareholder pursuant to a sale and purchase agreement dated August 28, 2017. Following such acquisition, Ozon LP became the holder of 1,145,090 ordinary shares of the Issuer of $0.025 each. Ozon LP funded this purchase with funds provided by limited partner investors of Ozon LP pursuant to its limited partnership agreement pursuant to which such limited partnership was established.

On March 14, 2018, Ozon LP subscribed for 37,032 ordinary shares of $0.025 each of the Issuer pursuant to a subscription agreement dated March 2, 2018. Following such subscription, Ozon LP became the holder of 1,182,122 ordinary shares of the Issuer of $0.025 each. Ozon LP funded this subscription from the Issuer with funds provided by limited partner investors of Ozon LP pursuant to its limited partnership agreement pursuant to which such limited partnership was established.

On September 4, 2018, Ozon LP subscribed for 18,516 ordinary shares of $0.025 each of the Issuer pursuant to a put option deed dated March 2, 2018 and a put notice dated August 30, 2018. Following such subscription, Ozon LP became the holder of 1,200,638 ordinary shares of the Issuer of $0.025 each. Ozon LP funded this subscription from the Issuer with funds provided by limited partner investors of Ozon LP pursuant to its limited partnership agreement pursuant to which such limited partnership was established.

On April 23, 2019, Ozon LP acquired 27,872 ordinary shares of $0.025 each of the Issuer from a third party selling shareholder pursuant to a sale and purchase agreement dated April 4, 2019. Following such acquisition, Ozon LP became the holder of 1,228,510 ordinary shares of the Issuer of $0.025 each. Ozon LP funded this purchase from the seller with funds provided by limited partner investors of Ozon LP pursuant to its limited partnership agreement pursuant to which such limited partnership was established.

On October 23, 2020, the Issuer completed a share split of one ordinary share of $0.025 each for 25 Ordinary Shares. As a consequence of such share split, Ozon LP’s 1,228,510 ordinary shares of $0.025 each were split into 30,712,750 Ordinary Shares.

Baring Vostok Fund V Nominees Limited

On March 14, 2018, BVFVNL subscribed for 227,507 ordinary shares of $0.025 each of the Issuer pursuant to a subscription agreement dated March 2, 2018. Following such subscription, BVFVNL became the holder of 227,507 ordinary shares of the Issuer of $0.025 each. BVFVNL funded this subscription from the Issuer with funds provided by limited partner investors of the Fund V Funds (80% BVPEFV and 20% Supp Fund) pursuant to their limited partnership agreements pursuant to which such limited partnerships were established.

On September 4, 2018, BVFVNL subscribed for 114,184 ordinary shares of $0.025 each of the Issuer pursuant to a put option deed dated March 2, 2018 and a put notice dated August 30, 2018. Following such subscription, BVFVNL became the holder of 341,691 ordinary shares of the Issuer of $0.025 each. BVFVNL funded this subscription from the Issuer with funds provided by limited partner investors of certain Fund V Funds (80% BVPEFV and 20% Supp Fund) pursuant to their limited partnership agreements pursuant to which such limited partnerships were established.

On January 25, 2019, BVFVNL acquired 22,254 ordinary shares of $0.025 each of the Issuer from a third party selling shareholder pursuant to a sale and purchase agreement dated January 24, 2019. Following such acquisition, BVFVNL became the holder of 363,945 ordinary shares of the Issuer of $0.025 each. BVFVNL funded this purchase from the seller with funds provided by limited partner investors of certain Fund V Funds (80% BVPEFV and 20% Supp Fund) pursuant to their limited partnership agreements pursuant to which such limited partnerships were established.

On March 7, 2019, BVFVNL acquired 75,914 ordinary shares of $0.025 each of the Issuer from a third party selling shareholder pursuant to a sale and purchase agreement dated January 24, 2019. Following such acquisition, BVFVNL became the holder of 439,859 ordinary shares of the Issuer of $0.025 each. BVFVNL funded this purchase from the seller with funds provided by limited partner investors of certain Fund V Funds (80% BVPEFV and 20% Supp Fund) pursuant to their limited partnership agreements pursuant to which such limited partnerships were established.

On December 31, 2019, BVFVNL subscribed for 691,055 ordinary shares of $0.025 each of the Issuer by way of conversion of certain amounts advanced under the 1st CLA, the 2nd CLA and the 3rd CLA (each as defined below). Following such subscription, BVFVNL became the holder of 1,130,914 ordinary shares of the Issuer of $0.025 each. BVFVNL funded this subscription with funds advanced pursuant to the 1st CLA, the 2nd CLA and the 3rd CLA which funds had been provided by limited partner investors of certain Fund V Funds (80% BVPEFV and 20% Supp Fund) pursuant to their limited partnership agreements pursuant to which such limited partnerships were established.

On October 15, 2020, the Issuer completed a share split of one ordinary share of $0.025 each for 25 Ordinary Shares. As a consequence of such share split, BVFVNL’s 1,130,914 ordinary shares of $0.025 each were split into 28,272,850 Ordinary Shares.

On October 30, 2020, BVFVNL subscribed for 1,830,000 Ordinary Shares through the conversion of certain convertible loans advanced to the Issuer. Such convertible loans had been funded with funds that had been provided by limited partner investors of certain Fund V Funds (80% BVPEFV and 20% Supp Fund) pursuant to their limited partnership agreements pursuant to which such limited partnerships were established. Following such subscription BVFVNL became the holder of 30,102,850 Ordinary Shares.

On November 15, 2020, BVFVNL acquired 126,375 Ordinary Shares from Baring Vostok Holding Limited, which it now holds on behalf of Baring Vostok Holding Limited as part of an internal restructuring (as described below). This holding is solely managed by BVFVML, which exercises sole voting and dispositive power over the Ordinary Shares held directly by BVFVNL. Following such transfer, BVFVNL became the holder of 30,229,225 Ordinary Shares.

On November 27, 2020, BVFVNL subscribed for 1,067,708 Ordinary Shares for a total consideration of RUB 456,979,055.70, which was converted into 1,067,708 Ordinary Shares through the conversion of the remaining principal amount together with accrued interest of the 3rd CLA advanced to the Issuer (see Convertible Loan Agreements below). Following such subscription, BVFVNL became the holder of 31,296,933 Ordinary Shares.

On November 27, 2020, BVFVNL also subscribed for 4,449,421 Ordinary Shares for a total consideration of RUB 2,269,205,127.28, which was converted into 4,449,421 Ordinary Shares through the conversion of the remaining principal amount together with accrued interest of the Jan 2020 CLAs advanced to the Issuer (see Convertible Loan Agreements below). Following such subscription, BVFVNL became the holder of 35,746,354 Ordinary Shares.

On November 16, 2020, BVFVNL entered into the Private Placement Agreement (as defined below) pursuant to which BVFVNL purchased 1,183,334 ADSs. $35,500,020 of the funds for the purchase by BVFVNL in the concurrent private placement was provided by limited partner investors of the Fund V Funds pursuant to limited partnership agreements pursuant to which such limited partnerships were established, as well as by other Baring Vostok affiliated entities pursuant to other agreements with similar private equity funding arrangements. Following the issuance of the ADSs, BVFVNL became the holder of Ordinary Shares or ADSs representing 36,929,688 Ordinary Shares.

Convertible Loan Agreements

On January 16, 2019, BVFVNL entered into a convertible loan agreement with the Issuer (the “1st CLA”), with total funds provided to the Issuer of $64,756,921.40. BVFVNL funded these payments with funds provided by limited partner investors of certain Fund V Funds (80% BVPEFV and 20% Supp Fund) pursuant to their limited partnership agreements pursuant to which such limited partnerships were established.

On June 20, 2019, BVFVNL entered into a convertible loan agreement with the Issuer (the “2nd CLA”), with total funds provided to the Issuer of $9,434,789. BVFVNL funded these payments with funds provided by limited partner investors of certain Fund V Funds (80% BVPEFV and 20% Supp Fund) pursuant to their limited partnership agreements pursuant to which such limited partnerships were established.

On September 18, 2019, BVFVNL entered into a convertible loan agreement with the Issuer (the “3rd CLA”) with an annual interest rate of 10%, which was amended on December 23, 2019 and further amended on October 30, 2020, with total funds provided to the Issuer of $7,000,000 and RUB 2,049,130,000. BVFVNL funded these payments with funds provided by limited partner investors of certain Fund V Funds (80% BVPEFV and 20% Supp Fund) pursuant to their limited partnership agreements pursuant to which such limited partnerships were established.

On December 31, 2019, the 1st CLA, the 2nd CLA were fully converted and the 3rd CLA was partially converted into 691,055 ordinary shares of $0.025 each of the Issuer. On November 27, 2020, the remaining principal amount of the 3rd CLA was converted into 1,067,708 Ordinary Shares.

On January 13, 2020, BVFVNL entered into a convertible investment and advance payment agreement (the “4th CLA”) with the Issuer, which was amended on June 30, 2020 and further amended and restated on October 30, 2020. On January 14, 2020, BVFVNL entered into a convertible loan agreement with the Issuer (the “5th CLA” and together with the 4th CLA, the “Jan 2020 CLAs”) for the committed investment amount of P60 million and an uncommitted investment amount accounting for the exchange rate difference, which was amended on June 30, 2020 and further amended and restated on October 30, 2020. On October 30, 2020, part of the Jan 2020 CLAs were converted into 1,830,000 Ordinary Shares. On November 27, 2020, the remaining principal amount of the Jan 2020 CLAs together with accrued interest were converted into 4,449,421 Ordinary Shares. BVFVNL funded these payments under the Jan 2020 CLAs with funds provided by limited partner investors of certain Fund V Funds (80% BVPEFV and 20% Supp Fund) and another BV affiliated entity (an amount equivalent to approximately 2% of the amount funded by the Fund V Funds) pursuant to their limited partnership agreements pursuant to which such limited partnerships were established.

Class A Share

On October 30, 2020, the Issuer issued two Class A shares, nominal value $0.001 per share (“Class A Shares”), one to BVFVNL and one to the other principal shareholder of the Issuer, Sistema PJSC (“Sistema”). Each such Class A share confers the following special rights:

•

the right to appoint and remove (i) two directors of the Issuer so long as such Class A shareholder, together with its affiliates and permitted transferees, holds at least 15% of the voting power of the Ordinary Shares or (ii) one director so long as such Class A shareholder, together with its affiliates and permitted transferees, holds less than 15% but at least 7.5% of voting power of the Ordinary Shares;

•	the right to nominate for election at the general meetings two directors or one director, as applicable, unless those have otherwise appointed as set out above; and

•

in the event of liquidation of the Issuer, to receive the par value of such Class A Shares on a pari passu basis with the holders of Ordinary Shares with no right to participate in the distribution of excess assets.

Although Class A Shares do not confer any other rights with respect to participation at general meetings of shareholders, voting or distribution of assets by the Issuer by way of dividends, return of capital or otherwise, any alteration of Class A Shares share capital, issuance of additional Class A Shares and variation of rights conferred by Class A Shares will require unanimous approval of holders of all issued and outstanding Class A Shares. As long as a holder of Class A Shares, together with its affiliates and permitted transferees, holds in aggregate at least 15% of the voting power of the Ordinary Shares and is thereby entitled to appoint two directors, then its voting power with respect to nomination and appointment of the remaining directors at any general meeting of shareholders will be suspended in respect of 15% of the voting power of the Ordinary Shares. As long as a holder of Class A Shares, together with its affiliates and permitted transferees, holds in aggregate at least 7.5% of the voting power of the Ordinary Shares and is thereby entitled to appoint one director, then its voting power with respect to nomination and appointment of the remaining directors at any general meeting of shareholders will be suspended in respect of 7.5% of the voting power of the Ordinary Shares.

Each Class A Share is convertible into one Ordinary Share at any time by its holder pursuant to the provisions of the Issuer’s articles of association, while Ordinary Shares are not convertible into Class A Shares unless it is approved by holders of all issued Class A Shares and a special resolution of the general meeting of shareholders. A separate vote of each class of shareholders affected by the change will be also required. Upon any transfer of a Class A Share by a holder to any person that is not an affiliate or otherwise under control of such holder, such Class A Share will be automatically converted into one Ordinary Share. The Issuer is not authorized to issue additional Class A Shares unless such issue is approved by holders of all issued Class A Shares and a special resolution of the general meeting of the Issuer’s shareholders.

Private Placement

On November 16, 2020, BVFVNL and BVSIL entered into a private placement agreement with the Issuer to purchase $67,500,000 of Ordinary Shares or ADSs (the “Private Placement Agreement”) in a private placement to be completed concurrently with the Issuer’s initial public offering, at a price per share equal to the initial public offering price per ADS. On November 16, 2020, the Issuer entered into a private placement agreement with Sistema on substantially the same terms (the private placement transactions with BVFVNL, BVSIL and Sistema being referred to herein as the “Private Placements”). Pursuant to the Private Placement Agreement, BVFVNL and BVSIL purchased 1,183,334 ADSs and 1,066,666 ADSs, respectively. $35,500,020 of the funds for the purchase by BVFVNL in the Private Placement was provided by limited partner investors of the Fund V Funds pursuant to limited partnership agreements pursuant to which such limited partnerships were established, as well as by other Baring Vostok affiliated entities under other agreements pursuant to other similar private equity funding arrangements. $31,999,980 of the funds for the purchase by BVSIL in the Private Placement was provided by investors in non-voting shares of BVSIL.

The foregoing description of the Private Placement Agreement does not purport to be complete and is qualified in its entirety by reference to the Private Placement Agreement, which is filed as an exhibit and incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons who hold Ordinary Shares and ADSs directly acquired those securities for general investment purposes. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer and may exchange information with any such persons. Elena Ivashentseva, a senior partner at Baring Vostok Capital Partners Group Limited, which structured the initial investment by the Baring Vostok Private Equity Funds in the Issuer in 2000, is Chairperson of the board of directors of the Issuer, and Dmitry Kamensky, a partner at Baring Vostok Capital Partners Group Limited, is a member of the board of directors of the Issuer. In their respective capacities as directors of the Issuer, Ms. Ivashentseva and Mr. Kamensky may each take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. BVFVNL is also the holder of one Class A share having the special rights described in Item 3, which is incorporated in its entirety herein.

The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional ADSs, Ordinary Shares or other securities of the Issuer in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions or pursuant to the Registration Rights Agreement (as defined below), enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities and/or borrow funds from banks and other financial institutions in which the Issuer’s securities may be pledged as securities, in each case, subject to limitations under applicable law.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise. The Reporting Persons may also take steps to explore and prepare for various plans and actions before forming an intention to engage in such plans or actions.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Answers to Item 5(a) of this Schedule 13D are stated in Schedule B hereto, which is incorporated herein by reference.

(b) Answers to Item 5(b) of this Schedule 13D are stated in Schedule B hereto, which is incorporated herein by reference.

(c) On December 22, 2021, the Board of Directors of BVSIL approved and directed the distribution of an aggregate of 906,666 Ordinary Shares, in the form of ADSs, on a pro rata basis for no consideration to certain of its shareholders. The transfers were made upon completion of the necessary account opening and other formalities.

Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in Ordinary Shares during the past sixty (60) days.

(d) Answers to Item 5(d) of this Schedule 13D are stated in Schedule B hereto, which is incorporated herein by reference.

(e) n/a

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Registration Rights Agreement

BVFVNL, Ozon LP and BVSIL are party to a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and Sistema dated November 22, 2020. The Registration Rights Agreement provides such shareholders and their permitted transferees certain registration rights relating to the Ordinary Shares held by them, subject to customary restrictions and exceptions. Under the Registration Rights Agreement, at any time following the consummation of the Issuer’s initial public offering and the expiration of any related lock-up period, such shareholders and their permitted transferees may require the Issuer to register under the Securities Act of 1933, all or any portion of these shares, a so-called “demand request.” Such shareholders and their permitted transferees will also have “piggyback” registration rights, such that they and their permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by the Issuer or a secondary offering by or on behalf of any of our shareholders. The Registration Rights Agreement sets forth customary registration procedures, including an agreement by the Issuer to make the Issuer’s management reasonably available to participate in road show presentations in connection with any underwritten offerings. The Issuer has also agreed to indemnify the shareholders and their permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in a registration statement by such shareholders or any permitted transferee, and to pay certain fees, costs and expenses of such registrations.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Private Placement Agreement

The description of the Private Placement Agreement entered into by BVFVNL and BVSIL in Item 4 of this Schedule 13D is incorporated herein by reference.

Pledge Agreement

On December 16, 2021, BVFVNL, as nominee and trustee on behalf of Baring Vostok Investments PCC Limited acting in respect of its core (the “Borrower”), entered into a Pledge and Charge Over Shares with AO “Alfa Bank” (the “Lender”) (the “Pledge Agreement”), pursuant to which BVFVNL has pledged and charged 144,061 Ordinary Shares in favor of the Lender as security for the Borrower’s obligations under up to $40,000,000 facility agreement between the Borrower and the Lender dated October 4, 2021.

The foregoing description of the Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the Pledge Agreement, the form of which has been filed as an exhibit and incorporated herein by reference.

Joint Filing Agreement

A Joint Filing Agreement, dated May 3, 2022, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description of Exhibit

99.1	Joint Filing Agreement, dated May 3, 2022, by and among the Reporting Persons.

99.2	Registration Rights Agreement, dated November 22, 2020, among the Issuer, BVFVNL, Ozon LP and BVSIL and Sistema, incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form F-1 (No. 333-249810).

99.3	Private Placement Agreement, dated November 16, 2020, between the Issuer, BVSIL and BVFVNL, incorporated by reference to Exhibit 10.24 to the Issuer’s Registration Statement on Form F-1 (No. 333-249810).

99.4	Pledge and Charge Over Shares, dated December 16, 2021, between Baring Vostok Fund V Nominees Limited, as nominee and trustee on behalf of Baring Vostok Investments PCC Limited acting in respect of its core, and AO “Alfa Bank”.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2022

BARING VOSTOK FUND V NOMINEES LIMITED

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director

BV SPECIAL INVESTMENTS LIMITED

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director

BARING VOSTOK OZON L.P.

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director, Baring Vostok Ozon Managers Limited
On behalf of Baring Vostok Ozon Managers Limited acting as general partner of Baring Vostok Ozon (GP) L.P. acting as general partner of Baring Vostok Ozon, L.P.

BARING VOSTOK OZON (GP) L.P.

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director, Baring Vostok Ozon Managers Limited

On behalf of Baring Vostok Ozon Managers Limited acting as general partner of Baring Vostok Ozon (GP) L.P.

BARING VOSTOK OZON MANAGERS LIMITED

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director

BARING VOSTOK FUND V MANAGERS LIMITED

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director

SCHEDULE A

The business address for each of the persons listed below is c/o 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL

Baring Vostok Fund V Nominees Limited

Name	Title/Principal Occupation or Employment	Citizenship

Gillian Newton	Director	UK (Guernsey)

Julian Timms	Director	UK (Guernsey)

Andrey Costyashkin	Director	Russian

The business address for each of the persons listed below is c/o 1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW,

BV Special Investments Limited

Name	Title/Principal Occupation or Employment	Citizenship

Gillian Newton	Director	UK (Guernsey)

Julian Timms	Director	UK (Guernsey)

Andrey Costyashkin	Director	Russian

The business address for each of the persons listed below is c/o 1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW

Baring Vostok Ozon Managers Limited

Name	Title/Principal Occupation or Employment	Citizenship

Gillian Newton	Director	UK (Guernsey)

Julian Timms	Director	UK (Guernsey)

Andrey Costyashkin	Director	Russian

Gabbas Kazhimuratov	Director	Russian

Holly Nielsen	Director	USA

The business address for each of the persons listed below is c/o 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL

Baring Vostok Fund V Managers Limited

Name	Title/Principal Occupation or Employment	Citizenship

Andrey Costyashkin	Director	Russia

Gillian Newton	Director	UK (Guernsey)

Holly Nielsen	Director	USA

Gabbas Kazhimuratov	Director	Russia

Julian Timms	Director	UK (Guernsey)

SCHEDULE B

Ordinary Shares
(a) Amount beneficially owned
Baring Vostok Fund V Nominees Limited	36,929,689
BV Special Investments Limited	188,333
Baring Vostok Ozon L.P.	30,712,750
Baring Vostok Ozon (GP) L.P.	30,712,750
Baring Vostok Ozon Managers Limited	30,712,750
Baring Vostok Fund V Managers Limited	36,929,689
(b) Percent of class
Baring Vostok Fund V Nominees Limited	17.06%
BV Special Investments Limited	0.08%
Baring Vostok Ozon L.P.	14.19%
Baring Vostok Ozon (GP) L.P.	14.19%
Baring Vostok Ozon Managers Limited	14.19%
Baring Vostok Fund V Managers Limited	17.06%
(c) Number as to which such person has
(i) Sole power to vote or to direct the vote
Baring Vostok Fund V Nominees Limited	0
BV Special Investments Limited	188,333
Baring Vostok Ozon L.P.	0
Baring Vostok Ozon (GP) L.P.	0
Baring Vostok Ozon Managers Limited	0
Baring Vostok Fund V Managers Limited	0
(ii) Shared power to vote or to direct the vote
Baring Vostok Fund V Nominees Limited	36,929,689
BV Special Investments Limited	0
Baring Vostok Ozon L.P.	30,712,750
Baring Vostok Ozon (GP) L.P.	30,712,750
Baring Vostok Ozon Managers Limited	30,712,750
Baring Vostok Fund V Managers Limited	36,929,689
(iii) Sole power to dispose or to direct the disposition of
Baring Vostok Fund V Nominees Limited	0
BV Special Investments Limited	188,333
Baring Vostok Ozon L.P.	0
Baring Vostok Ozon (GP) L.P.	0
Baring Vostok Ozon Managers Limited	0
Baring Vostok Fund V Managers Limited	0
(iv) Shared power to dispose or to direct the disposition of
Baring Vostok Fund V Nominees Limited	36,929,689
BV Special Investments Limited	0
Baring Vostok Ozon L.P.	30,712,750
Baring Vostok Ozon (GP) L.P.	30,712,750

Ordinary Shares
Baring Vostok Ozon Managers Limited	30,712,750
Baring Vostok Fund V Managers Limited	36,929,689

Explanatory Note:

Includes 30,712,750 Ordinary Shares directly held by Ozon L.P.; 36,929,688 Ordinary Shares (including Ordinary Shares in the form of ADSs) directly held by BVFVNL, a nominee company holding in trust for each of the three limited partnerships comprising the Fund V Funds and other BV affiliated entities; and 188,333 Ordinary Shares in the form of ADSs directly held by BVSIL. Also includes one Class A share held by BVFVNL in trust for the Fund V Funds with an agreement that BVFVML will consult with Ozon LP prior to exercising its rights under the Class A Share.

Voting and investment control over the securities directly held by Ozon LP is exercised by the board of directors of BVOML as the general partner to Ozon GP., who is the general partner to Ozon LP. Each member of the boards of directors of BVOML disclaims beneficial ownership of the securities directly held by Ozon LP.

Voting and investment control over the securities directly held by BVFVNL is exercised by the board of directors of BVFVML as the general partner to Fund V GP and Fund V Supp GP, which are the general partners to BVPEFV and the Supp Fund, respectively, as well as the board of directors of BVFVML under similar arrangements in the case of the other BV affiliated entities. Each member of the boards of directors of BVFVNL and BVFVML disclaims beneficial ownership of the securities directly held by BVFVNL.

Voting and investment control over the securities directly held by BVSIL is exercised by the board of directors of BVSIL. Each member of the board of directors of BVSIL disclaims beneficial ownership of the securities directly held by BVSIL.

Baring Vostok Capital Partners Group Limited (“BVCPGL”), a limited liability company incorporated under the laws of and registered in Guernsey, acts as investment advisor to BVOML, BVFVML and other Baring Vostok fund management entities. BVCPGL as investment advisor to BVOML and BVFVML has no voting or investment control over the securities directly held by Ozon LP, BVSIL or through BVFVNL. BVOML and BVFVML make decisions based on recommendations of investment committees appointed in respect of each of Ozon LP and Fund V Funds, respectively. BVCPGL disclaims beneficial ownership of the Ordinary Shares held by each such fund and on behalf of other BV affiliated entities.

Each of Ozon LP, Ozon GP, BVOML, the Fund V Funds, Fund V GP, Fund V Supp GP, BVFVML and BVSIL, and the directors of each such entity, disclaims beneficial ownership of the securities beneficially owned or deemed beneficially owned by each of the other such persons.